UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 17, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

OpGen, Inc.

File Nos. 333-202478 and 001-37367
CF#32890

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OpGen, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.8 to a Form S-1 filed on March 3, 2015. OpGen, Inc. also requests confidential treatment for information it excluded from Exhibit 10.5 to a Form 10-Q filed on August 14, 2015.

Based on representations by OpGen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.8	S-1	March 3, 2015	through July 12, 2020
10.5	10-Q	August 14, 2015	through July 12, 2020

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary